EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Interest of Named Experts and Counsel” and to the use of our report dated March 29, 2010, relating to the consolidated financial statements of Lpath, Inc. (the “Company”) as of and for the year ended December 31, 2009, in this Registration Statement on Form S-1 and related Prospectus of the Company for the registration of 9,040,487 shares of its Class A common stock.

Our report with respect to the consolidated financial statements refers to the Company’s adoption of EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (codified in FASB ASC 815, Derivatives and Hedging), effective January 1, 2009, and includes an explanatory paragraph regarding the Company’s going concern uncertainty.

/s/ Moss Adams LLP

San Diego, CA

December 7, 2010